Exhibit 99.1

SciSparc- Clearmind Collaboration Evolves with New International Patent Application for Preventing and Treating Depression

TEL AVIV, Israel, March 27, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that as part of its ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND) (CSE: CMND) (FSE: CWY), a biotechnology company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated mental health problems, Clearmind has submitted a patent application under the international Patent Cooperation Treaty.

The patent application refers to the novel proprietary composition of Clearmind’s MEAI compound (5-methoxy-2-aminoindane) with palmitoylethanolamide (“PEA”), the active ingredient of SciSparc’s proprietary CannAmide™, for preventing and/or treating depression.

This application was previously filed as a provisional patent application with the United States Patent and Trademark Office (“USPTO”).

According to the ResearchAndMarkets.com, the global depression and anxiety disorders treatment market size was estimated to be USD 21.56 billion in 2023 and is expected to reach at USD 41.83 billion by 2034 with a CAGR of 6.21% during the forecast period 2024-2034.

Overall, as part of this collaboration, nine other patent applications have been filed by Clearmind with the USPTO for various compositions, including the composition of SciSparc’s CannAmide™with Clearmind’s MEAI compound for the treatment of alcohol use disorder, cocaine addiction and obesity and its related metabolic disorders.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the growth and expected size of the global depression and anxiety disorders treatment market. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055